02056560

PE 9-2-02

EXECUTED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of September 2002

METSO CORPORATION
(Translation of registrant's name into English)

Fabianinkatu 9 A
P.O.Box 1220
00101 Helsinki, Finland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports der cover Form 20-F or Form 40-F.

Form 20-F ....X.... Form 40-F ....

Indicate by check mark whether the registrant by furnishing the information ntained in this Form is also thereby furnishing the information to the Commission pursuant Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .... No ....X....

etso

;O'S COMPLETES THE SALE OF ROLAC CONSTRUCTION EQUIPMENT DISTRIBUTION BUSINESS TO BILIA

'inland, September 3, 2002) – The assets of Metso Corporation's (NYSE: MX;) Finnish construction equipment distribution company, Oy Rolac Ab, were to Bilia AB on August 31, 2002, after the sale received the approval of the Finnish n authorities. Bilia will continue the operations under the Rolac company name. ment is a part of Metso Minerals' integration process, following the Svedala .

t sales in 2001 were approximately EUR 50 million, and it employed 90 people ansfer to Bilia as old employees. Oy Rolac Ab became a part of Metso Corporation ; a result of the Svedala acquisition.

oration is a global supplier of process industry machinery and systems, as well as know-how and and services. The corporation's core businesses are fiber and paper technology (Metso Paper), neral processing (Metso Minerals) and automation and control technology (Metso Automation). In et sales of Metso Corporation were EUR 4.3 billion and the personnel totaled approximately 30,000. oration is listed on the Helsinki and New York Stock Exchanges.

tional information, please contact:

nen, Vice President, Business Development, Metso Minerals
} 40 768 0893

tinen, Senior Vice President, Corporate Communications, Metso Corporation, tel. +358 20 484 3004
: Phillips, Senior Vice President, Finance and Administration, Metso USA, Inc.,
' 369 7850.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the ıt has duly caused this report to be signed on ıts behalf by the undersigned, thereunto ihorized.

:eptember 3, 2002

METSO CORPORATION

By: /s/ [signature]

Pekka Höltta
Senior Vice President and
Corporate Treasurer

By: /s/ [signature]

Harri Luoto
Senior Vice President and
General Counsel